Exhibit 1.02

Medtronic, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report of Medtronic, Inc. (this “Report”) has been prepared for the reporting period from January 1, 2013 to December 31, 2013 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (3TG) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” for the reporting period of 2013 or 2014 this Report is not subject to an independent private sector audit.

1.	Company Overview

This Report has been prepared by management of Medtronic, Inc. (herein referred to as “Medtronic,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Medtronic is the global leader in medical technology—alleviating pain, restoring health, and extending life for millions of people around the world. Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957, and today serves hospitals, physicians, clinicians, and patients in more than 140 countries worldwide. We remain committed to a mission written by our founder more than 50 years ago that directs us “to contribute to human welfare by the application of biomedical engineering in the research, design, manufacture, and sale of products to alleviate pain, restore health, and extend life.

Product Overview

We currently function in three operating segments, Cardiac and Vascular Group, Restorative Therapies Group, and Diabetes Group which manufacture and sell device-based medical therapies. Our principal products for the operating segments include implantable cardiac pacemakers, implantable cardioverter defibrillators, implantable cardiac resynchronization therapy devices, AF products, diagnostics and monitoring devices, patient management tools, percutaneous coronary intervention, renal denervation, transcatheter heart valves, heart valves, blood-handling products, positioning and stabilization technologies, surgical ablation, endovascular stent grafts, peripheral vascular intervention, thoracolumbar products, cervical products, trauma and spine products, biologics products, neurostimulation systems, implantable drug infusion systems, deep brain stimulation systems, gastroenterology and urology systems, integrated diabetes management solutions, professional CGM, CareLink therapy management software, products to treat ENT diseases and conditions, neurological disorders and conditions and tissue dissection system.

Our Policy and Team

We strive to conduct our activities in a manner that reflects our mission and Code of Conduct – which includes being a good corporate citizen, dealing fairly in business, behaving ethically, supporting a safe and healthy workplace, doing business in an environmentally responsible manner, and complying with applicable law. We are committed to ensuring that our supply chain reflects our values and beliefs, including adherence to principles of responsible sourcing for materials for our products. As part of our commitment the Company has adopted a policy relating to conflict minerals which is posted on our website at http://www.medtronic.com (under the “About Us” caption and “Corporate Responsibility-Suppliers” subcaption). Our policy provides that we support the goals and objectives of Section 1502 of the Dodd Frank Act that requires public companies to determine the sourcing of conflict minerals used in their products and that we expect our suppliers to support our efforts to comply with the Dodd Frank Act and to proactively identify and make every effort to eliminate the use of any conflict minerals in our supply chain. In addition, we expect our suppliers to conduct business operations in an ethical manner and to comply with our Code of Conduct and the Electronics Industry Citizenship Coalition (EICC) Code of Conduct and all applicable laws related to environmental responsibility, workplace health and safety, and human resources. The Company has established a cross-functional team to implement our conflict mineral compliance strategy and policy. This team has executive level involvement and access to various subject matter experts from such areas as sourcing, procurement, legal and finance.

2.	Due Diligence Process

As stated above, we are committed to ensuring that our supply chain includes adherence to principles of responsible sourcing for materials that are used in our products. This commitment includes the implementation of tools and processes that allow us to support the goals and objectives of Section 1502 of the Dodd Frank Act. This section outlines the due diligence efforts we have made in order to identify the source for minerals or components used in our products. These due diligence measures have been designed to conform with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten.

The Company has conducted a good faith reasonable country of origin inquiry regarding the source of 3TG used in our products. This good faith reasonable country of origin inquiry was designed to determine whether any 3TG originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. As part of our process, we conducted a survey using the EICC GeSI conflict minerals survey template. This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use. The template also contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

Our supply chain with respect to our products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the products and the original sources of 3TG. We do not purchase 3TG directly from mines, smelters or refiners and therefore must rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us or products manufactured for us. Due to the complexity of our supply chain, it was not practicable to conduct a survey of all our direct material suppliers for the 2013 reporting period.

The suppliers surveyed represent approximately 42% of our direct material expenditures in 2013. In addition, the suppliers surveyed account for approximately 43% of all electronic and metal expenditures in 2013, which we have determined are categories that have the most potential to contain 3TG.

Responses were tracked and reported on a weekly basis. As of May 15, 2014, we have received responses from 24% of the suppliers surveyed. Our due diligence process included reviewing the responses against criteria developed to determine which responses require further investigation with our suppliers. These criteria include incomplete responses, inconsistencies within the data reported in the template as well as indications of sourcing 3TG from Covered Countries or potential gaps in their conflict minerals program. We worked directly with these suppliers to gain additional information and to receive revised responses as necessary.

The large majority of the responses received provided data at a company, division, or product category level or were unable to specify the smelters or refiners used for components supplied to Medtronic. Based on the information received in the due diligence process, we do not have sufficient information to determine the country of origin of the 3TG in any of our products.

As part of our due diligence efforts and risk management plan, we have been adding a clause to our supplier contracts that requires the suppliers to provide information about the sourcing of conflict minerals and smelters and to ensure that suppliers are conducting due diligence on the source and chain of the conflict minerals. We expect it will take several years to ensure that all our supplier contracts contain appropriate flow-down clauses as our contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms and flow-down requirements. Therefore, we are adding these new provisions as our contracts are renewed or when entering into new contracts. Additionally, we have information on our website http://www.medtronic.com (under the “About Us” caption and “Corporate Responsibility-Suppliers” subcaption) regarding suppliers’ requirements and obligations with respect to our supply chain.

3.	Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not each of the products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of the products is “DRC conflict undeterminable,” as defined in the Rule.

The Company expects to take the following steps, among others, to continue its due diligence measures and to further mitigate the risk that the conflict minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries.

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.
b.	Expand the number of suppliers requested to supply information.
c.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
d.	Work to further mature the Company’s conflict minerals program and build transparency over its supply chain in accordance with the OECD Guidance.
e.	Create a process to receive external inquiries and grievances from customers, employees or other interested parties.